MAG Silver Corp

For Immediate Release

February 21, 2007

MAG SILVER RESUMES DRILLING AT BATOPILAS

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) announces that the planned 2007 drill program has begun at its 100% owned Batopilas Silver Project in the western Sierra Madres of Chihuahua State, Mexico. Drilling will be targeted on areas identified by the detailed property wide exploration programs conducted during the summer and fall field season. These targets include the immediate areas of Las Animas, Arbetrios (Todos Santos) and Pastrana historical workings.

Other targets include drilling the on-strike and down dip extension of the Don Juan vein (Arroyo de Las Minas) structure first intersected in last years drill program. This hole reported 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The program will also include drilling on the Pastrana Vein which remains open down dip and along strike. The underground workings at Pastrana were accessed this past fall and valuable information was obtained to help guide the drill program.

A contract has been signed with Energold Drilling Corp. to drill a minimum of 1,000 metres. The drill rig, a compact, very portable machine capable of drilling to 500m, is very well adapted for drilling the steep mountainous terrain of Batopilas.

A 590 line kilometre airborne electromagnetic and magnetic survey is presently underway at Batopilas. A series of roads are being constructed in the Animas area where silt and soil sampling has identified widespread silver geochemical anomalies.

Batopilas, a large 4,500 hectare property, is owned 100% by MAG Silver. As a unique “native” silver district, Batopilas silver is associated with calcite veining and shows extraordinary grades approaching 50 ounces of silver per tonne. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered. MAG Silver’s control of 94% of this unique and high grade district is the first consolidation of the district’s silver mines (over 70 in total) and the first modern exploration program to be conducted in over 93 years.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder and director of MAG Silver Corporation and is a vendor of two other projects, whereby he may receive additional shares.

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Investors are urged to consider closely the disclosures in our public reports available through the internet at www.sec.gov/edgar.shtml and www.sedar.com.